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    767 Third Avenue                                                  EXHIBIT 1
    New York, New York  10017
    (212) 826-2530
    FAX (212) 826-2858


    Granite
GBC Broadcasing
    Corporation


Contact:  Ellen McClain
Tel: 212/826-2530
                                                           FOR IMMEDIATE RELEASE
                                                       Tuesday, January 14, 1997

             GRANITE BROADCASTING CORPORATION ANNOUNCES PRIVATE OFFERING
                         OF SECURITIES TO FINANCE ACQUISITION


    NEW YORK -- January 14, 1997 -- Granite Broadcasting Corporation (NASDAQ:
GBTVK, GBTVP) announced today that it intends to commence a private offering of securities to raise funds to consummate the previously announced acquisition of WXON-TV, the WB affiliate serving Detroit, Michigan.

    Granite Broadcasting Corporation plans to offer $150 million liquidation preference of a new class of Cumulative Exchangeable Preferred Stock due 2009. The proceeds from the sale of the Exchangeable Preferred Stock, together with borrowings under the Company's existing $200 million credit facility, will be used to fund the $175 million cash purchase price for WXON-TV. The Exchangeable Preferred Stock to be sold in the foregoing offering will not be registered under the Securities Act of 1933, as amended, or any state securities or blue sky laws and may not be offered or sold in the United States or in any state thereof absent registration or an applicable exemption from the registration requirements or such laws.
                                      * * * * *
    Granite Broadcasting Corporation owns and operates nine network-affiliated television stations and operates a tenth station in geographically diverse markets reaching almost 6.0% of the nation's television households. Three stations are affiliated with the NBC Television Network (NBC), four with the ABC Television Network (ABC), and three are affiliated with the CBS Television Network (CBS). The NBC stations include: KSEE-TV, Fresno-Visalia, California; WEEK-TV, Peoria-Bloomington, Illinois; and KBJR-TV, Duluth, Minnesota and Superior, Wisconsin. The ABC affiliates are WKBW-TV, Buffalo, New York; KNTV(TV), San Jose and Monterey-Salinas, California; WPTA-TV, Fort Wayne, Indiana; and WLAJ-TV, Lansing, Michigan. Granite operates WLAJ-TV pursuant to a Time Brokerage Agreement. The CBS affiliates are WWMT-TV, Grand Rapids-Kalamazoo-Battle Creek, Michigan; WTVH-TV, Syracuse, New York; and KEYE-TV, Austin, Texas. Granite also operates WEEK-FM in Eureka, Illinois. Granite was the 1995 BLACK ENTERPRISE Company of the Year and number 9 on BLACK ENTERPRISE Magazine's Industrial/Service 100 List.